NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis

As at and for the 3 month period ended March 31, 2012

The following management’s discussion and analysis (“MD&A”) was prepared by management based on information available as at May 29, 2012 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011. This MD&A is for the unaudited 3 month (“Q1-12”) period ended March 31, 2012, with comparative 2011 totals for the 3 month (“Q1-11”) period ended March 31, 2011.

As used in this MD&A, the terms “we”, “us”, “our”, “NXT” and the “Company” mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to “dollars” in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or US dollars (“US $”).

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements".  These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "intends", "estimates", "scheduled" or words of a similar nature.

Forward-looking statements used in this MD&A relate primarily to:

●
estimates of the amount and expected timing of revenue and costs related to existing SFD® survey contracts that are planned to be conducted and completed in 2012 in Argentina, Guatemala, and potentially South Asia, Colombia and other areas. As at March 31, 2012, these contracts had a potential future revenue value (including amounts billed but deferred as at March 31, 2012) of approximately US $6.0 million.

●
the material factors and assumptions which affect this forward-looking information include assumptions that NXT will have the personnel, equipment and required local permits to conduct the contracts as intended in 2012, and that the as yet unperformed survey contracts will not be cancelled or subject to any additional material delays.

●	potential future growth opportunities in new international markets, such as Brazil and Mexico.
●
potential financing related activities, including the potential future exercise of outstanding warrants that were issued in March and May 2012, and their related potential effect on liquidity and capital resources.

●	the Company’s ability to continue as a going concern.
●	estimated future costs related to asset retirement obligations.
●	limitations in disclosure controls, procedures, and internal controls over financial reporting.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company’s estimates or opinions change.

Non GAAP measures

NXT’s accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). This MD&A includes references to terms such as net working capital, which does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities. Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time. Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress, deferred revenue and derivative liabilities. Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

Description of the Business

NXT is a Calgary based public company that provides a unique survey service to the oil and natural gas exploration industry. NXT’s proprietary Stress Field Detection (“SFD®”) survey technology is based on detecting subtle changes in earth’s gravity field from an airborne platform. SFD® data gathered is analyzed and can be used to find variations in sub-surface geological stress patterns - indicators of potential reservoir and trap formations. NXT’s aerial surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects. Our goal is to aid our clients in reducing their overall time, cost, and risk in their exploration programs. Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore. SFD® and NXT® in Canada and the U.S. are the registered trademarks of NXT Energy Solutions Inc.

NXT’s technology is very attractive for use as an early stage exploration tool in frontier and under-developed areas - as such, we have been seeking to expand our presence in growing new international exploration markets such as Latin America and Africa.

Overall Performance - Business Overview

In 2011, NXT signed a number of significant new contracts to conduct SFD® surveys in international markets, an indication of growing customer awareness of and desire to utilize our proprietary survey technology. Timing of finalization of the contracts was such that commencement of the largest two projects (Colombia and Argentina) did not occur until the Q4-2011 period, and final completion of the contracts was subsequent to the December 31, 2011 year-end. The 2011 fiscal year reflected only US $150,000 of revenues from a project conducted in Q2-2011. A summary of the current status of NXT’s survey contracts is as follows:

	Contract	Contract	Amounts
	completion,	value	billed to
	or estimated	in US $	March 31,
	completion	millions	2012

Colombia - 4 contracts commenced in Q4-2011, completed in Q1-2012	Q1-2012	2.9	2.9
Argentina - survey operations commenced in February, 2012	Q2-2012	1.6	1.2
Guatemala - survey operations commenced in April, 2012	Q2-2012	0.7	—
		5.2	4.1
South Asia project - contract awarded, awaiting final regulatory approvals of survey flights	unknown	2.7	—
Colombia - last of the 6 blocks covered under a May 2011 Letter of Intent	unknown	1.0	—
		8.9	4.1

The amounts billed to March 31, 2012 have now all been collected. The final progress billing on these contracts is generally due within 30 days after delivery of NXT’s final report on data interpretation and the related prospect recommendations to the client.

Additional information on these survey projects is as follows:

●
Colombia - In Q2-11, NXT announced a letter of intent (“LOI”) with a major Canadian public exploration and production company to conduct a US $4.6 million SFD® survey on 6 separate exploration blocks in Colombia and Guatemala. This LOI represented a major validation of the SFD® technology, in the form of a significant repeat customer order. SFD® data acquisition operations were completed on 4 survey blocks in Colombia in Q4-2011, with final interpretation of the data, and delivery of the reports on findings and recommendations to the client, completed in mid January 2012. As such, the related revenue of US $2.9 million was recognized in NXT’s Q1-2012 period. Survey operations on the fifth block, in Guatemala, are discussed below. The LOI also contemplates the last of the six surveys being conducted on another Colombia block, but terms of this survey (expected value of US $1 million) have not yet been finalized. Execution of a survey on this sixth block will be planned in conjunction with other new survey opportunities which may arise in the Colombia area for late 2012 and 2013.

●
Argentina - a US $1.65 million survey contract was executed in September 2011, and mobilization from Colombia occurred in mid December. We were pleased to gain a foothold in Argentina, which has an attractive profile of large frontier exploration areas suited to conduction of early stage SFD® exploration surveys. While the actual survey flying time was very efficient (9 days total), the overall project took much longer than expected to start and complete, due to numerous regulatory delays in the aircraft importation and permitting process. In addition, our survey aircraft required repairs following completion of the survey and prior to departure from Argentina, which again was subject to ongoing regulatory delays. Data acquisition was completed in March 2012, and the data interpretation and the related delivery of the SFD report and recommendations to the client is expected to be completed by the end of June 2012 (in the Q2-2012 period).

●
Guatemala - this smaller survey was conducted in early April 2012, following the Argentina survey.  This survey has a contract value of US $0.7 million, which is expected to be recognized in the Q2-2012 period, following interpretation and recommendations on the data acquired.

●
South Asia - in early 2011, NXT finalized a US $2.7 million survey contract to be conducted in South Asia. This project unfortunately encountered ongoing flight permitting delays, as multiple government agencies have a role in the permitting process. NXT, in conjunction with our local agent, advanced the project in 2011, and the client and key government decision makers provided support for our SFD® survey. The permitting process has advanced to its final stages, and is pending approval of the flight areas by one of the government agencies, following which a No Objections Certificate (“NOC”) is required to be issued by the relevant parties. There is, however, no certainty when or if this project will be able to commence.

While we recognize that the overall time frame from initial client interest, through contract finalization and contract execution can be very lengthy, we are pleased with the advances made in 2011 and to date in 2012. Our focus on Colombia and Latin America remains unchanged - our growing position in the Colombian market will hopefully be the catalyst for new sales expansion in Latin America. A key expansion objective for 2012 will be to make new in-roads into the very large exploration markets in Mexico and Brazil.

We will also continue to pursue survey opportunities within the North America market. NXT plans to continue to broaden the profile of SFD® within our target markets through the generation and dissemination of SFD® case studies, which are an effective tool to showcase SFD® capabilities and to educate the industry about the value of our service.

In 2011, NXT had limited working capital availability, which was impaired due to delays in being able to generate new cash flows from awarded, but pending, survey contracts. Risks related to having sufficient working capital to execute existing and potential new contracts are mitigated through our normal practice of obtaining partial pre-payments from clients at the start of surveys, and issuing interim progress billings during the projects. In order to enhance our financial resources, in March 2012 NXT undertook an equity financing (the “Financing”). A private placement of Units, which consisted of one common share plus one common share purchase warrant, was conducted on a non-brokered, private placement basis.

A total of US $3.2 million (US $3.0 million net of finders fees) was raised through four separate closings which occurred from March 7 through May 4, 2012. This resulted in the issue of 4,258,005 common shares and a total of 4,502,821 warrants (which have an exercise price of US $1.20 and a two year term to expiry) to purchase common shares.

Near-term Outlook for 2012 and beyond

Through the balance of 2012 and into 2013, NXT plans to continue to increase brand awareness, be more active in publishing technical papers, and increase recognition of SFD® at international trade shows and seminars. Our focus will be on National Oil Companies, small to mid-cap exploration and production (“E&P”) companies, and when opportunities arise, the major E&P companies. A lucrative potential new market we are also now approaching is the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore). Geographically, NXT will continue to pursue prospects in Latin America - specifically in Colombia, Peru, Ecuador and Brazil. NXT will also address the frontier areas of Africa, Asia, and the Arctic, particularly where Canadian and American E&P companies are operating.

As NXT pursues these markets, our strategy is to identify and retain high quality local sales agents with the key knowledge of the area, the clients and our upstream sector of the E&P service opportunities. This allows us to cover much larger areas and more clients with minimum fixed cost. Recently, we have been successful in securing new sales reps in Mexico and Colombia, and are in process of securing new agents to represent NXT in Kuwait and Costa Rica.

Near term contract and revenue opportunities through the remainder of 2012 and into 2013 include several prospective clients in South Asia, Mexico, Brazil, Kuwait, and Latin America.

Some of our objectives to allow additional growth include opening a Houston office, expanding our SFD® equipment capacity, adding to our core group of Interpretation staff and our ability to provide integration of SFD® with geology/geophysics. Protection of our Intellectual Property (patenting and new R&D initiatives) is also underway, which should also serve to allow us to expand on industry awareness and acceptance of SFD® technology. NXT has engaged Patton Boggs LLP, a leader in Intellectual Property Protection, headquartered in Washington DC, USA with additional offices throughout the United States of America and worldwide, to assist with designing and implementing the Company’s Intellectual Property strategy. This process has resulted in filing the first of a number of expected applicable patent applications.

Results of Operations

The nature of NXT’s business is such that operating results are not readily comparable on a quarter to quarter, or year over year basis. This is because revenues are derived from periodic large value survey projects, which can be conducted in a relatively short time frame, but can have a large effect on any single period in which they occur. Also, NXT applies the completed contract method of revenue recognition, such that revenue and costs are deferred and recognized in the quarter in which the survey project is formally completed.

Survey activity for any project will often span two fiscal quarters.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters follows. The extent of the loss each quarter is mainly due to the timing and the number of survey contracts that are underway, and variances in Stock Based Compensation Expense (“SBCE”), which can occasionally be a significant expense in any given quarter.

	Q1-12	Q4-11	Q3-11	Q2-11
	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011
Survey revenue	$2,815,320	$—	$—	$144,650
Net income (loss)	337,928	(1,072,560)	(1,026,814)	(692,510)
Basic and diluted earnings (loss) per share	0.01	(0.03)	(0.03)	(0.02)

	Q1-11	Q4-10	Q3-10	Q2-10
	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010
Survey revenue	$—	$—	$—	$443,011
Net loss	(792,717)	(1,276,693)	(962,590)	(890,673)
Basic and diluted loss loss per share	(0.02)	(0.04)	(0.03)	(0.03)

Q1-12 to Q4-11 comparison - NXT had survey revenue of $2,815,320 ($nil in Q4-11), SBCE of $67,000 ($50,015 in Q4-11) and survey costs of $1,174,393 ($nil in Q4-11). Due to the completion of the large Colombia survey in Q1-12, NXT recognized a net profit of $337,928 for Q1-12 as compared to a loss of $1,072,560 for Q4-11.

Q4-11 to Q3-11 comparison - NXT had survey revenue of $nil ($nil in Q3-11), SBCE of $50,015 ($246,000 in Q3-11) and $nil survey costs ($nil in Q3-11).

Q3-11 to Q2-11 comparison - NXT had survey revenue of $nil ($144,650 in Q2-11), SBCE of $246,000 ($18,843 in Q2-11) and $nil survey costs ($43,990 in Q2-11). The high total SBCE recorded in Q3-11 was due to the large number of stock options granted in Q3-11, and the fact that 42% of such had immediate vesting.

Q2-11 to Q1-11 comparison - NXT had survey revenue of $144,650 ($nil in Q1-11), SBCE of $18,843 ($29,942 in Q1-11) and survey costs of $43,990 ($nil in Q1-11).

Q1-11 to Q4-10 comparison - NXT recognized $nil survey revenue ($nil in Q4-10) and SBCE of $29,942 ($404,053 in Q4-10). The $374,111 decrease in SBCE from Q4-10 is attributed to nearly all contractor options being fully vested in Q1-11 and the large expense that was recognized in Q4-10 upon re-pricing of stock options to $0.63 per share.

Q4-10 to Q3-10 comparison - NXT recognized $nil in survey revenue ($nil in Q3-10) and SBCE of $404,053 ($72,899 in Q3-10). The increase in SBCE was due to a one-time valuation adjustment that occurred when 2,113,204 stock options were re-priced in December 2010 to a new exercise price of $0.63 per share.

Q3-10 to Q2-10 comparison - in Q3-10 NXT had $nil survey revenue ($443,011 in Q2-10) and SBCE of $72,899 ($31,507 in Q2-10).

Q2-10 to Q1-10 comparison - in Q2-10 NXT recognized survey revenue of $443,011 ($nil for Q1-10), SBCE of $31,507 ($69,356 for Q1-10) and survey costs of $342,959 ($118,056 for Q1-10).

With the completion of the Colombia survey in Q1-12, NXT recognized a net profit of $337,928 as compared to a loss of $792,717 for Q1-11. The loss in Q1-11 was due to there being no revenues, but a base level of G&A expense and stock based compensation expense, as discussed below.

	Q1-12	Q1-11

Survey revenue	$2,815,320	$—

Expenses
Survey costs	1,174,393	—
General and administrative (“G&A”)	1,139,527	703,466
Stock based compensation expense (“SBCE”)	67,000	29,942
Amortization of property and equipment	26,540	36,267

	2,407,460	769,675
Other expense (income)
Interest expense (income), net	2,864	(2,417)
Loss (gain) on foreign exchange	65,869	24,942
Oil and natural gas operations and other	1,199	517

	69,932	23,042

Net income (loss) for the period	337,928	(792,717)

SFD® survey costs - the $1,174,393 total for Q1-12 relates to the completion of the Colombia survey project on four exploration blocks.

G&A expense - even in periods of high survey activity, G&A is a major component of NXT’s total expenses. The categories included in G&A expense are as follows:

	Q1-12	Q1-11	net change

Salaries, benefits and consulting charges	$504,508	$375,357	$129,151
Board, professional fees, and public company costs	196,418	97,440	98,978
Premises and administrative overhead	166,116	137,253	28,863
Business development	218,610	60,917	157,693
Colombia office	53,875	32,499	21,376
Total G&A	1,139,527	703,466	436,061

The $436,061 or 62% increase in G&A expenses for Q1-12 as compared to Q1-11 is a combination of several factors, including:

- due to low revenue activity, cost cutting measures in 2010 included a 15% roll-back (which was in place until the end of 2011) on salaries and Board of Director fees. Also, NXT had a slightly higher headcount of staff and consultants in Q1-11.

- the increase in public company costs in Q1-12 was primarily due to new investor relations activities

- business development activities (including international conferences, seminars) were increased significantly at the end of 2011 in an effort to increase market awareness of and acceptance of the SFD survey technology.

SBCE - this expense can vary widely in any given quarter, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and or vesting of the options) of the resultant expense. For Q1-12, the higher total is mainly due to the large number of new options that were issued in December (400,000 options amortized over 6 months) and January 2012 (150,000 options amortized over 3 years).

Interest income, net - interest income earned on short-term investments is offset by interest expense incurred on a capital lease obligation for office equipment.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US dollar, Canadian dollar and Colombian peso (“COP”). For example, when the Canadian dollar trades higher relative to the US dollar or COP, cash held in US dollars or COP will decline in value and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we currently are contractually obligated to hold certain restricted cash funds in US dollar instruments to support performance bond commitments in certain foreign countries. Also, in Q1-12 the value of net US$ monetary assets declined slightly to the end of Q1-12, resulting in an unrealized exchange loss on US$ cash.

Accretion of asset retirement obligation (“ARO”) - ARO reflects the estimated net present value of NXT’s net working interest in 8 gross (1.1 net) oil & gas wells in which NXT had a historical participation prior to 2005. The ARO is based upon estimates of the future costs (to be settled in approximately 3 years) to abandon, remediate and reclaim the well sites. Oil and natural gas operations includes primarily the non-cash accretion expense related to the ongoing increase in the ARO due to the passage of time.

Liquidity and Capital Resources

NXT’s cash and cash equivalents plus short-term investments at the end of Q1-12 was $2,746,889. This excludes a total of $42,370 which is classified on the Balance Sheet as restricted cash, which is required primarily as security for contract performance bonds.

NXT’s ability to continue as a going concern will be dependent upon our success in being able to expand the revenue base to a level sufficient to far exceed G&A expenses, and generate net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as the Company has changed its strategy to focus its efforts on the international oil and gas exploration markets. Private placement financings totaling US $3.2 million (US $3.0 million net of finders fees incurred) were conducted in March and May 2012 (as further detailed below) to enhance NXT’s financial strength and fund its expansion plans.

The process of gaining acceptance of NXT’s revolutionary technology in the oil & gas exploration industry has been challenging. However, customer success in using SFD® to reduce their exploration time, cost, and risk is growing, and starting to yield repeat business. In 2011 NXT secured two significant new contracts to conduct SFD® survey projects in Colombia and Guatemala (total of US $4.6 million, of which $2.9 million was completed in January, 2012 and US $0.7 million was started in April 2012) and in Argentina (US $1.65 million for which the contract is now virtually complete). In addition, we are awaiting final security clearances and permits to conduct a US $2.7 million survey contract in South Asia. We project that these survey contracts will all be profitable. Ongoing uncertainty as to the timeline from customer interest, through contract negotiation and actual project kick-off, however, puts strain on planning of capital resources.

The Company has no secured debt (other than a minor capital lease obligation on office equipment) and its net working capital was increased significantly in Q1-12 as follows:

	Excluding deferred balances and derivative liability	Add deferred balances re surveys and derivative liability	Total as at March 31, 2012

				Total as at December 31, 2011

Current assets:
Cash and short term investments	$2,766,889	$—	$2,766,889	$1,518,946
Accounts receivable	872,722	—	872,722	122,231
Prepaid expenses and other	93,364	—	93,364	43,105
Work-in-progress	—	889,852	889,852	1,112,210
	3,732,975	889,852	4,622,827	2,796,492
Current liabilities:
Accounts payable and accrued liabilities	922,092	—	922,092	1,347,925
Current portion of capital lease obligation	6,926	—	6,926	8,591
Deferred revenue	—	1,221,410	1,221,410	1,776,496
Derivative liability	—	249,143	249,143	—
	929,018	1,470,553	2,399,571	3,133,012

Net working capital (deficiency)	2,803,957	(580,701)	2,223,256	(336,520)

The derivative liability relates to the estimated fair value of the warrants (which have a US$ exercise price) which were issued in Q1-12. This liability will be adjusted to its estimated fair value at each period end, but will not require an outlay of cash.

NXT applies the “completed contract” method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. Deferred revenue (a current liability) of $1.2 million represents progress billing amounts that are to be recognized in revenue in Q2-12. Similarly, virtually all of the work-in-progress (current asset) of $0.9 million relates to deferred survey costs on the Argentina survey project, which are to be recognized in Q2-12 upon completion of the contract.

Also, deferred revenue represents only the portion of progress billings that were issued to March 31, 2012 for these contracts. Additional progress billings of US $450,000 are to be issued in June upon final delivery of recommendations for the Argentina survey. Additional billings of US $0.7 million (before withholding taxes) will be issued in Q2-12 for the Guatemala project, which commenced in April 2012.

	Work-in	Deferred
The components of the balances recorded as at March 31, 2012 are:	progress	revenues

Argentina	$828,651	$1,221,410
Guatemala	11,651	—
South Asia and other	49,550	—
	889,852	1,221,410

The work-in-progress and deferred revenue balances as at December 31, 2011 also included totals for the four block Colombia survey project, which was completed in January 2012.

The decreased total of accounts payable and accrued liabilities at Q1-12 as compared to Q4-11 is largely due to payment in Q1-12 of the costs related to completion of the Colombia project, and the payment of accrued wages and Board of Director fees which were accrued as at Q4-11.

The following summarizes NXT’s net cash flows for the current quarterly period (Q1-12 as compared to Q1-11):

Cash flows from (used in):	Q1-12	Q1-11

Operating activities	$(1,126,965)	$(891,846)
Financing activities	2,347,191	1,491,436
Investing activities	17,717	328,636
Net source (use) of cash	1,237,943	928,226
Cash, start of the period	1,508,946	464,583
Cash, end of the period	2,746,889	1,392,809

As shown above, cash balances increased in Q1-12 by $1,237,943 to $2,746,889 at March 31, 2012. Further information on the net changes in cash, by Operating, Financing, and Investing activities, is as follows:

Operating Activities	Q1-12	Q1-11

Net income (loss) for the period	337,928	(792,717)
Add back non-cash expense items	94,418	67,086
	432,346	(725,631)
Decrease (increase) in non-cash working capital balances	(1,559,311)	(166,215)
Net cash from (used in) operating activities	(1,126,965)	(891,846)

Financing Activities

●	overall net cash source of $2,347,191.
●	a private placement financing of units (US $2.2 million gross proceeds) in March resulted in net proceeds to NXT of $2,022,846.
●	$278,760 was realized in Q1-12 from proceeds on exercise of common share purchase warrants that were issued in February 2011.
●	stock option exercise proceeds in Q1-12 were $47,250.
●	repayment of a capital lease obligation totaled $1,665.

Investing Activities

●	overall net cash source of $17,717.
●	use of $10,000 to purchase short-term investments.
●	a cash inflow of $31,765 arose from a net decrease in restricted cash balances which have been issued primarily as security for contract performance bonds.
●	$4,048 was used for minimal purchases of equipment.

Financing Transactions in Q1-12 and Subsequent Event Financing

●
In March 2012, NXT closed a non-brokered private placement of units (the “Units”) of the Company for gross proceeds of US $2,216,005 (the “Financing”). Each Unit was issued at a price of US $0.75 and consisted of one common share and one common share purchase warrant (a “Warrant”).

Each Warrant entitles the holder thereof to purchase one additional common share of NXT at an exercise price of US $1.20 for a term of two years (expiring in March, 2014). NXT has the option to call for acceleration of the expiry (the “Acceleration”, subject to a maximum of 50% in the first 6 months after issuance) of the Warrants if it issues a press release advising that its common shares have traded in excess of US $1.50 for 20 consecutive trading days on the OTCBB Exchange. Any Warrants subject to such Acceleration shall expire 30 days after notice.

NXT paid finder’s fees totaling US $121,812 and issued a total of 162,416 finder’s warrants (which have the same terms as the Warrants noted above) on this Financing. The Financing was priced in US $ as it was expected that the majority of investor interest would be with US subscribers.

●
On May 4, 2012, NXT had an additional, fourth closing of this Financing (at a rate of approximately Cdn $0.9991 per US$), under the same terms as noted above, for gross proceeds of US $977,500. The cumulative effect of the closings in March and May, 2012 for the Financing was as follows:

	March,	May 4,
	2012	2012	Total

Proceeds (in US $)	$2,216,005	$977,500	$3,193,505

Proceeds, net of finders fees (in US $)	2,094,193	915,700	3,009,893

Number of common shares issued	2,954,672	1,303,333	4,258,005

Number of Warrants issued	2,954,672	1,303,333	4,258,005
Number of finder’s warrants issued	162,416	82,400	244,816
	3,117,088	1,385,733	4,502,821

The Warrants, if they were to be exercised in full before their expiries in March 7 through May 4, 2014, would yield additional proceeds to NXT of US $5,403,385.

Contractual Commitments

As at December 31, 2011, NXT had an office lease commitment expiring October 31, 2012 and requiring minimum monthly lease payments of $31,588. In March, 2012, this lease was extended for a 2.5 year period through April 30, 2015 at a minimum monthly lease payment of $22,956 (including estimated operating costs). The estimated minimum annual lease commitment is now as follows:

for the	total minimum
year ending	lease
December 31	payments

2012	$364,093
2013	289,245
2014	289,245
2015	96,415
1,038,998

NXT currently does not own any aircraft used in its’ survey operations, but has in place an agreement, which has been extended for one year to January, 2013, to utilize a minimum annual volume of aircraft charter hours. NXT has met the terms of this charter agreement for the current year.

Transactions with Related Parties

Officers of the Company subscribed for a total of $40,000 of the February 2011 private placement financing and a total of US $40,000 of the March & May 2012 private placement financings.

Additional Disclosures - Outstanding Securities

		as at May 29,	as at March 31,	as at December 31,
	exercise
	price	2012	2012	2011
Shares issued:
Common shares		39,554,959	38,251,626	34,757,396
Preferred shares		10,000,000	10,000,000	10,000,000
Common shares reserved for issue re:
Stock options		2,040,600	2,060,600	2,473,100
Common share purchase warrants (expire March 7 to May 4, 2014)	US $1.20	4,502,821	3,117,088	—
Common share purchase warrants (expired February 16, 2012)	$0.60	—	—	2,645,920

Total, fully diluted		56,098,380	53,429,314	49,876,416

Critical Accounting Estimates

Factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the year ended December 31, 2011. The following should also be noted:

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired data has little value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client’s geological & geophysical staff.

All funds received or invoiced in advance of completion of the contract is reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey cost does not include any amortization or depreciation of property and equipment.

Changes in Accounting Policies Including Initial Adoption

Factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the year ended December 31, 2011.

Financial Instruments

In Q1-12 NXT conducted a private placement financing, which included the issuance of common share purchase warrants which have a US dollar exercise price. As these warrants are denominated in a currency other than the Company’s functional currency, they are classified as a “derivative liability” under US GAAP. This derivative liability is considered to be a Financial Instrument, and will be recorded on a fair value basis ($249,143 as at March 31, 2012) at each period end. The Company has no other outstanding Financial Instruments, such as foreign currency hedges.

The warrant valuation has been classified as level III in the fair value hierarchy as it has been determined using valuation based on both observable and unobservable market data. The warrants were valued using a Black Scholes model, but also reflected a discount for the impact of dilution upon potential exercise of the warrants and market illiquidity.

The Company has no other Financial Instruments that are recorded at fair value.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks can not be readily controlled.

Future Operations

NXT is still in the early stages of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company’s operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company has an extensive prior history of generating net losses and a shortage of working capital. The Company’s consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, the ability to access the relevant local services, and potential delays in commencing the projects.

Availability of charter aircraft

NXT does not currently own any aircraft, and relies upon the availability of aircraft which are operated under charter hire arrangements. Charter operators provide the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs). NXT is not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, it currently commits to a one year contract, with a minimum number of charter hours. NXT is thus exposed to potential financial penalty in the event that it fails to fulfill the minimum annual charter hours commitment.

Management and staff

NXT’s success is currently largely dependent on the performance of a limited group of senior management, Directors, and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Dijrectors, staff and other qualified personnel that are required to operate our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defence of our rights to the SFD® technology could be very expensive.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT’s customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined, however, in general if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline.

Foreign currency fluctuations

NXT generally bills its revenues in US $, and as such frequently holds cash in both Canadian as well as in US dollars, and is thus exposed to foreign exchange fluctuations on its US $ funds. Additionally, most of our operating expenses are incurred in Canadian dollars. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was a “Technical Transfer Agreement” executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the acquisition of the SFD® technology.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders.  NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors.  Five of the six current Directors are independent.  All transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Disclosure Controls and Procedures (“DCP”) and
Internal Controls over Financial Reporting (“ICFR”)

As a TSX Venture Exchange listed issuer, NXT is not required to certify the design and evaluation of its DCP and ICFR and has not completed such an evaluation as at March 31, 2012. Further, the inherent limitations on the ability of the Responsible Officers to design and implement on a cost effective basis DCP and ICFR for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.